Exhibit 2.2

BUSINESS COMBINATION AGREEMENT

MARCH 23, 2017

between

UNIWHEELS AG

and

Superior Industries International, Inc.

and

Superior Industries International Germany AG

Allen & Overy LLP

BUSINESS COMBINATION AGREEMENT

By and among

(1)	UNIWHEELS AG, a stock corporation incorporated under the laws of Germany, corporate seat in Bad Dürkheim, Germany, and its registered office at Gustav-Kirchhoff-Straße 10, 67098 Bad Dürkheim, Germany, registered in the commercial register of the Ludwigshafen Local Court under HRB 64198 (Company),

(2)	Superior Industries International Germany AG, c/o Intertrust (Deutschland) GmbH, Grüneburgweg 58-62, 60322 Frankfurt am Main, Germany, Commercial Register of the Local Court of Frankfurt am Main, under No. HRB 107708 (Bidder)

(3)	Superior Industries International, Inc., 26600 Telegraph Road, Suite 400, Southfield, MI 48033, United States of America (Superior)

the Company, the Bidder and Superior each individually a Party and collectively the Parties.

INDEX OF DEFINED TERMS

Defined Term	Meaning / Reference
Advantageous Bidder Offer	Section 4.4

Advantageous Offer	Section 4.3

Agreement	Means this Business Combination Agreement

Banks	Section 3.3(b)

Bidder	Rubrum

Budget	The budget for the business year 2017 as adopted and updated by resolutions of Management Board and Supervisory Board of the Company dated December 05, 2016.

Business Combination	Recitals (D)

Business Day	Section 4.3(b)

Closing	Section 3.1

Company	Rubrum

Company Share or Company Shares	One or more no-par value bearer shares issued by the Company

Company Shareholders	All holders of Uniwheels Shares

Competing Offer	Section 3.1(a)

Confidentiality Agreement	Section 13.5

Financing	Section 3.3(b)

Irrevocable	Recitals (E)

KNF	Polish Financial Supervision Authority (Komisja Nadzoru Finansowego)

Management Board	The management board (Vorstand) of the Company

MAR	Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC (also known as the Market Abuse Regulation)

Offer	The public cash tender offer extended to all shareholders of the Company for the purchase of all Uniwheels Shares at the Offer Price, contained in an offer document within the meaning of Article 77 section 2 of the Public Offerings Act to be published in accordance with Article 90a section 1 in connection with Article 74 section 1 and Article 77 of the Public Offerings Act and open for acceptance by the Company Shareholders during the Offer Period.

Offer Document	The document within the meaning of Article 77 section 2 of the Public Offerings Act and to be published in accordance with Article 90a section 1 in connection with Article 74 section 1 and Article 77 of the Public Offerings Act, containing the Offer.

Offer Period	Section 2.4

Offer Price	Section 2.2

Parties	Rubrum

Party	Rubrum

Public Offerings Act	The Polish Act on Public Offerings (Ustawa z dnia 29 lipca 2005 r. o ofercie publicznej i warunkach wprowadzania instrumentów finansowych do zorganizowanego systemu obrotu oraz o spółkach publicznych)

Recommendation Requirements	Section 4.2

Recommendation Statement	Section 4.1(d)

Regulation on Public Offers	Polish regulation of the Minister of Finance dated October 19, 2005 regarding forms of tender offers to subscribe for the sale or exchange of shares of a public company, the detailed procedure of announcing such tender offers as well as the terms and conditions of acquiring shares in result of such tender offers (Rozporządzenie Ministra Finansów z dnia 19 paxdzeirnika 2005 r. w sprawie wzorów wezwań do zapisywania się na sprzedaż lub zamianę akcji spółki publicznej, szczegółowego sposobu ich ogłaszania oraz warunków nabywania akcji w wyniku tych wezwań)

Shareholder	Uniwheels Holding (Malta) Ltd., a limited liability company organized under the laws of Malta, having its headquarters at 24 Regent House, Bisazza Street, Silema SLM 1641, Malta.

Stock Corporation Act	German Stock Corporation Act (Aktiengesetz) of September 6, 1965 as amended.

Supervisory Board	The supervisory board (Aufsichtsrat) of the Company

Superior	Rubrum.

Superior Affiliates	Shall mean affiliated enterprises (verbundene Unternehmen) of Superior within the meaning of Section 15 Stock Corporation Act from time to time.

Superior Group	Shall mean Superior and the Superior Affiliates (but excluding the Company and any of their subsidiaries from time to time)

Superior Transferee	Section 15.5

Third Party Offer	Section 4.3

Transaction	Recitals (D)

Uniwheels Affiliates	Shall mean affiliated enterprises (verbundene Unternehmen) of the Company within the meaning of Section 15 Stock Corporation Act from time to time

Uniwheels Group	Shall mean the Company and the Uniwheels Affiliates taken together

Uniwheels Shares	Shall mean all shares issued by the Company from time to time

RECITALS

(A)	The Company is a stock corporation incorporated under the laws of Germany (Aktiengesellschaft), having its corporate seat in Bad Dürkheim, Germany, and its registered office at Gustav-Kirchhoff-Straße 10, 67098 Bad Dürkheim, Germany, and is registered in the commercial register of the Ludwigshafen Local Court under HRB 64198. The Company’s share capital amounts to EUR 12,400,000.00 and is divided into 12,400,000 no-par value bearer shares (auf den Inhaber lautende Stückaktien ohne Nennbetrag). The Uniwheels Shares are listed on the Main Market of the Warsaw Stock Exchange (ISIN: DE000A13STW4).

(B)	Superior is a corporation organized under the laws of Delaware, having its headquarters at 26600 Telegraph Road, Suite 400, Southfield, MI 48033, United States of America.

(C)	The Bidder is stock corporation incorporated under the laws of Germany (Aktiengesellschaft), having its corporate seat in Frankfurt am Main Germany, and its registered office at Grüneburgweg 58-62, 60322 Frankfurt am Main, Germany, and is registered in the commercial register of the Frankfurt Local Court under HRB 107708. The Bidder is an indirect wholly owned subsidiary of Superior.

(D)	With a view to mutually strengthening the business of each other, the Parties intend to bring about a combination of Uniwheels Group and Superior Group (the Business Combination) by the Bidder acquiring a controlling participation in the Company pursuant to the Offer (the Transaction). The Parties believe that the Transaction is in the best interest of both Uniwheels Group and Superior Group and their respective shareholders, employees and other stakeholders. The Company’s Management Board and Supervisory Board have reached this conclusion after considering all information currently known to them in connection with the Transaction. This Agreement sets forth the principal terms and conditions of the Transaction as well as the mutual intentions of and understandings of the Parties with regard thereto, the future organizational and corporate governance structure of the Company and the business strategy to be pursued by the Business Combination.

(E)	Simultaneously to the execution of this Agreement the Shareholder, the Bidder and Superior are entering into an Agreement regarding Mutual Irrevocable Undertakings (the Irrevocable) pursuant to which, inter alia, the Bidder undertakes to make the Offer and the Shareholder undertakes to tender into the Offer 7,600,000 Company Shares (equaling 61.29% of the share capital of the Company), subject to the provisions set out in greater detail in the Irrevocable.

(F)	Prior to the conclusion of this Agreement, the Bidder and Superior were given the opportunity to conduct a due diligence review with respect to the Uniwheels Group. The Bidder has informed the Company that it has successfully completed the due diligence prior to entering into this Agreement.

(G)	The Parties are aware that the Management Board of the Company has to publish a reasoned statement in accordance with Article 80 of the Public Offerings Act (the Reasoned Statement) after the Bidder has published the Offer Document. This Agreement shall be without prejudice to the obligations and fiduciary duties of the Management Board in connection with the Reasoned Statement.

(H)	The Company is aware that the Bidder, subject to meeting the applicable legal requirements, intends to implement a domination and profit and loss transfer agreement between the Bidder and the Company, de-list the shares of the Company from the Warsaw Stock Exchange and proceed to 100% ownership in the Company.

NOW, THEREFORE, the Parties agree as follows:

1.	ANNOUNCEMENT OF THE OFFER; PRESS RELEASES

1.1	Announcement

Immediately after the signing of this Agreement and the Irrevocable

(a)	the Bidder will publish in accordance with Article 90a section 1 in connection with Article 74 section 1 and Article 77 of the Public Offerings Act the Offer Document within the meaning of Article 77 section 2 of the Public Offerings Act attached as Annex 1.1(a), and

(b)	the Company shall publish an ad hoc announcement concerning the conclusion of this Agreement pursuant to Art. 17 para. 1 MAR as set forth in Annex 1.1(b).

1.2	Press Release

Promptly after the publication of the Offer Document pursuant to Section 2.1(c) and the ad hoc announcement pursuant to Section 1.1 lit. (b), Superior shall issue a press release in respect of the Transaction as set forth in Annex 1.2.

1.3	Disclosure of this Agreement

The Company hereby agrees that the Bidder will disclose the material content of this Agreement as part of the Offer Document, in press releases by the Bidder and Superior issued in connection with the Offer (in addition to the press release referred to in Section 1.2) and/or any other document or announcement required to be made in connection with the Offer. Conversely, the Bidder hereby agrees that the Company will disclose the material content of this Agreement in press releases and ad hoc announcements pursuant to Art. 17 MAR made by it in connection with the Transaction (in addition to the press release referred to in Section 1.2), as well as in statements of the Management Board pursuant to Article 80 of the Public Offerings Act.

2.	LAUNCH OF THE OFFER

2.1	Procedure for Launch of the Offer

(a)	The Bidder has prepared the Offer Document in accordance with the provisions of the Public Offerings Act and the Regulation on Public Offers and in accordance with the terms of this Agreement in reasonable cooperation and consultation with the Company and its advisors. In relation thereto, the Bidder will give the Company and its advisors the opportunity to review and comment upon the Offer Document prior to announcing the Offer Document. In case of any amendment to the Offer Document the Bidder, acting reasonably, shall have the ultimate decision right.

(b)	The Bidder will procure that a brokerage house licensed in Poland, acting as an intermediary for the Bidder, files pursuant to Article 77 section 2 of the Public Offerings Act the Offer Document with the KNF and the Warsaw Stock Exchange before the opening of the stock market operated by the Warsaw Stock Exchange immediately after the signing of this Agreement.

(c)	The Bidder will procure that the Offer Document is published pursuant to para 5 of the Regulation on Public Offers immediately after the signing of this Agreement.

(d)	Save for the Uniwheels Shares held by the Shareholder, the consideration offered for each Uniwheels Share will be the Offer Price, subject to any increases made in accordance with the provisions of the Regulation on Public Offers.

2.2	Offer Price

The consideration offered for the Company Shares in the Offer will be a cash consideration in the amount of PLN 235.83 per Uniwheels Share (the Offer Price), subject to any increases made either voluntarily or in accordance with the provisions of Polish legislation. The Shareholder has agreed pursuant to Article 79 section 4 of the Public Offerings Act that the consideration per Company Share for the Shareholder may be lower than the consideration per Company Share for other holders of Company Shares.

2.3	Offer Condition

The Offer will only be subject to the following condition (the Offer Condition):

a minimum acceptance threshold of 75% of the Company Shares issued at the end of the Offer Period has been reached.

The Bidder shall be entitled to waive the Offer Condition in whole or part.

2.4	Offer Period

Save for any delay resulting from the comments of KNF on the Offer document, the Offer will start on April 12, 2017 and will be open for acceptance for an initial subscription period of 40 calendar days (such period, as extended by the Bidder from time to time, but for no longer than a total period of 70 calendar days, the Offer Period).

3.	SUPPORT OF THE OFFER BY THE COMPANY; MUTUAL ACTIONS TO SUPPORT THE TRANSACTION

3.1	Support of the Offer

The Company hereby undertakes, to the extent legally permissible (im Rahmen des gesetzlich Zulässigen) and subject to Section 3.7 and the Recommendation Requirements that from the date hereof to the earlier of (i) the termination of the Agreement and (ii) the consummation of the Offer (the Closing) it will refrain (which includes that its Management Board will refrain), and will procure that its employees, representatives or any other Uniwheels Affiliate will refrain (which includes that the employees or representatives or the members of the representative bodies (Vertretungsorgane) of such members of the Uniwheels Group will refrain), from initiating any measures or steps which may adversely affect the success or the timely completion of the Offer or the intentions of the Bidder or Superior set forth herein. In particular, neither the Company nor any other member of the Uniwheels Group shall, directly or indirectly:

(a)	solicit or initiate a competing public offer for Uniwheels Shares by a third party (Competing Offer), or another transaction, proposal or approach that, if implemented, would be reasonably likely to adversely affect the success or the timely completion of the Offer or the intentions of the Bidder or Superior set forth herein or any proposal or approach in relation thereto; and

(b)	enter into any communications, discussions, negotiations, correspondence or arrangements – unless being approached without the Company’s solicitation – or make any confidential documents relating to Uniwheels Group or its business available with a view to soliciting or supporting any Competing Offer or any other transaction that, if implemented, would be reasonably likely to adversely affect the success or the timely completion of the Offer or the intentions of the Bidder or Superior set forth herein or any proposal or approach in relation thereto.

3.2	Ordinary Course of Business

To the extent legally permissible (im Rahmen des gesetzlich Zulässigen) and subject to Section 3.7 and the Recommendation Requirements, during the period from the date hereof to the earlier of (i) the termination of the Agreement and (ii) the Closing, the Company shall, and shall procure the each Uniwheels Affiliate shall in all material respects, carry on its business in the ordinary course, consistent with past practice, in particular:

(a)	refrain from conducting any business or entering into any transaction outside the Budget;

(b)	use reasonable commercial efforts to keep available the services of its current managers and employees and to preserve its relationships with customers, suppliers and other parties having business deals with them;

(c)	use reasonable commercial efforts to preserve (i) the Facilities Agreement between, inter alia, Uniwheels Production (Poland) Sp. z o.o and IKB Deutsche Industriebank AG dated July 19, 2016 and (ii) the financial lease agreements with third parties beyond Closing (e.g. by obtaining waivers of termination rights based on change-of-control provisions); and

(d)	refrain from entering into any transaction with the Shareholder of the Company or any entity controlling or controlled by the Shareholder, except in the normal course of business and at arm’s length terms;

provided that nothing in this Section 3.2 shall operate so as to restrict or prevent the completion or performance of any obligations undertaken pursuant to any contract entered into by the Company or any Uniwheels Affiliate and/or anything required to be done by this Agreement or in order to implement the Transaction in accordance with this Agreement.

3.3	Delivery of Information

During the period from the date hereof to the later of (i) the termination of the Agreement and (ii) the Closing, the Company shall, and shall procure that each Uniwheels Affiliate shall, to the extent legally permissible, cooperate with Superior by promptly providing, upon request, financial information and other support to the Bidder and the banks and equity providers designated by the Bidder for the financing of the Offer, in particular by

(a)	cooperating with the advisors retained by the Bidder for the purpose of producing (pro-forma) financial reports on the Uniwheels Group under US-GAAP (including reconciliation from IFRS to US-GAAP) as well as proforma financial statements required by SEC Regulation S-X);

(b)	furnishing to Citibank, JP Morgan, Deutsche Bank and Royal Bank of Canada (the Banks) as promptly as practicable all financial information on the Uniwheels Group required to be made available for purposes of (A) the syndication of the debt facilities of the Superior Group, and (B) a potential issuance of bonds by Superior or a Superior affiliate (together the Financing);

(c)	using commercially reasonable efforts to obtain accountants’ comfort letters as reasonably requested by the Banks;

(d)	assisting in preparation for meetings and calls, drafting sessions, rating agency presentations, road shows and due diligence sessions (including accounting due diligence sessions) and sessions with prospective lenders, investors and rating agencies, and assisting in the preparation of obtaining ratings as contemplated by the financing documentation and, after Closing, participating in such meetings and calls upon reasonable advance notice.]

(e)	assisting the Banks in the preparation of (A) offering documents, private placement memoranda, bank information memoranda, prospectuses and similar marketing documents for any of the Banks, including, after Closing, the execution and delivery of customary representation or authorization letters in connection with bank information memoranda authorizing the distribution of information to prospective lenders and identifying any portion of such information that constitutes confidential information, and (B) customary materials for rating agency presentations;

(f)	using commercially reasonable efforts in connection with the preparation of pro forma financial information and financial statements to the extent required by SEC rules and regulations or necessary or reasonably required by the Banks to be included in any offering documents;

(g)	preparing, and after the Closing, taking all corporate actions reasonably requested by the Bidder that are necessary or customary to permit the consummation of the Financing; and

(h)	providing at least five Business Days prior to the date of Closing all documentation and other information required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested at least eight Business Days prior to the anticipated date of Closing.

For the avoidance of doubt, prior to Closing the Company shall have no obligation to disclose any unpublished financial information referring to the time after December 31, 2016.

3.4	Cooperation in Tax Matters

During the period from the date hereof to the later of (i) the termination of the Agreement and (ii) the Closing, the Bidder shall co-operate with the Company with a view to supporting the preservation of tax loss and interest carry forwards after the consummation of the Offer.

3.5	Notification of the Company

The Bidder shall promptly notify the Company of the occurrence of any circumstance which would be reasonably likely to result in the non-compliance with any of Superior’s and/or the Bidder’s obligations under this Agreement, or which would otherwise be reasonably likely to have a negative impact on the completion of the Transaction.

3.6	Notification of the Bidder

To the extent legally permissible, the Company shall promptly notify the Bidder of the occurrence of any circumstance which would be reasonably likely to result in the non-compliance with any of the Company’s obligations under this Agreement, or which would otherwise be reasonably likely to have a negative impact on the completion of the Transaction. In addition, the Company shall inform the Bidder immediately if it has been approached by a third party in relation to a Competing Offer or other transactions that, if implemented, would be reasonably likely to adversely affect the success or the timely completion of the Offer or the intentions of the Bidder or Superior set forth herein or has gained otherwise knowledge about any proposal for a Competing Offer or any such transaction. To the extent legally permissible, the Company shall advise the Bidder of the name of such third party or third parties, the content of any such (considered) Competing Offer and any further developments in this regard.

3.7	Directors’ Fiduciary Duties

Nothing in this Section 3 shall prevent the Company or the Management Board from:

(a)    providing information duly requested or required by a regulatory authority;

(b)	following receipt of a proposal or approach in relation to a Competing Offer made by a third party without the Company’s solicitation, taking any action to the extent that to do so would, in the opinion of the Management Board and/or Supervisory Board (acting reasonably and in good faith) be required in order for them to comply with their fiduciary duties under German law, in particular, the duty of care and loyalty under Sections 76, 93 Stock Corporation Act and duties under Articles 77(5) and 80 of the Public Offerings Act;

(c)	otherwise taking or omitting any action to the extent that such actions or omission is required, in the opinion of the Management Board and/or Supervisory Board (acting reasonably and in good faith) to comply with their fiduciary duties under German law, in particular the duty of care and loyalty under Sections 76, 93 Stock Corporation Act; and

(d)	making any reporting or disclosure or other mandatory communication resulting from the announcement of a Competing Offer.

4.	RECOMMENDATION OF THE OFFER

4.1	Recommendation by the Management Board

At the time of the execution of this Agreement and subject to the Recommendation Requirements, the Management Board supports the Transaction based on the considerations set out in this Agreement. The Management Board will refrain (i) from performing any act, including any public statement contrary to the Recommendation Statement or otherwise adversely affecting the implementation of the Offer, and (ii) from recommending that the Company Shareholders take or consider taking any action that could prevent, adversely affect or delay the implementation of the Offer. Therefore, subject to the Recommendation Requirements, the Management Board will confirm in its Reasoned Statement, which it will not amend or withdraw as long as the Recommendation Requirements are met, that it

(a)	regards the Offer Price to be adequate (angemessen) and that the Offer Price reflects the Company’s fair value (wartość godziwa);

(b)	considers that the Offer and the Transaction are in the Company’s best interest, and that based on the Management Board’s knowledge of the Offer and the Transaction the Management Board expects the Offer to have a positive impact on the Company’s employees and their employment conditions;

(c)	expects Superior’s strategic plans in relation to the Company to have a positive impact on the employees and their employment conditions, and to not cause any changes to the location of the Company’s sites, and

(d)	recommends to the Company’s Shareholders to accept the Offer (Recommendation Statement).

The Bidder shall have the right to review and comment on the reasoned opinion statement of the Management Board to be prepared pursuant to Article 80 section 1 Public Offerings Act before its publication. In case of any amendment to the Recommendation Statement, the Management Board, acting reasonably, shall have the ultimate decision right.

4.2	Recommendation Requirements

The obligation to render the Recommendation Statement is subject to the following requirements (Recommendation Requirements):

(a)	the Offer Price is not less than PLN 235.83 per share;

(b)	no Advantageous Offer (as defined in 4.3 below) has been launched by a third party without the Bidder amending the Offer pursuant to Section 4.3(b);

(c)	no other circumstances exist, that, in the reasonable opinion of the Management Board acting in good faith with regard to its duties, would cause the members of the Management Board to violate their duties under applicable law (including their fiduciary duties and obligations towards the Company, in particular, the duty of care and loyalty under Section 93 Stock Corporation Act) by issuing the Recommendation Statement.

4.3	Third Party Offer

If a third party launches an offer for all Company Shares within the meaning of Article 74 section 1 Public Offerings Act, (Third Party Offer), the Management Board shall be entitled to recommend such Third Party Offer to the Company’s Shareholders, provided that

(a)	the Management Board, acting reasonably and in good faith, determines that such Third Party Offer is more favorable to the Company, the Company Shareholders and its stakeholders than the Offer, taking into account, without limitation, all of the terms and conditions of the Third Party Offer including its conditionality, the likelihood of its completion in accordance with its terms and the likely timing of the transaction; and

(b)	Superior has not amended the Offer within five (5) Business Days (a day on which the Warsaw Stock Exchange and banks in Poland are open for regular business) following information by the Management Board of the Company that in good faith and based on external expert legal and/or financial advice by a reputable law firm and/or investment bank or audit firm, the Third Party Offer is more favorable to the Company, the Company’s Shareholders and its stakeholders than the Offer in the view of the Company’s Management Board

(such Third Party Offer as set forth under (a) and (b) being an Advantageous Offer).

4.4	Advantageous Bidder Offer

If Superior amends the Offer as set forth above under Section 4.3(b), thus transforming it into a Advantageous Bidder Offer, i.e. an offer that, compared to the Advantageous Offer, meets the requirements set forth in Section 4.3(a), all provisions herein, in particular the obligations of the Parties that relate to the Offer, shall, from the date of such transformation, relate to the Advantageous Bidder Offer in lieu of the Offer.

5.	BUSINESS STRATEGY

5.1	Joint Strategic Objectives

(a)	By effecting the Transaction, the Parties intend to create a leading aluminum wheel manufacturer with a leading presence in major American and European markets. The combined facility footprints in Mexico and Poland will enable global competitiveness.

(b)	The complementary regional focus of the Uniwheels Group and Superior Group will reduce customer and geographic concentration and provide aftermarket opportunities in major American and European markets.

The Company and Superior intend to pool their resources by mutual agreement, particularly in the areas of technology, process expertise, IT, financial resources, engineering and program management in a manner which fuels further expansion and ensures that each benefits to a maximum extent from the know-how, specialty capabilities and experience of the other in the relevant area.

5.2	Company Strategy

As soon as reasonably possible after Closing, Superior, the Bidder and the Company will jointly develop and determine, in good faith, the future strategy of the combined Uniwheels and Superior businesses.

6.	CORPORATE SEAT AND HEADQUARTERS

Superior and the Bidder confirm their intention to maintain the legal domicile of the Company in Bad Dürkheim and the locations of its important operations (wesentliche Unternehmensteile) in Bad Dürkheim, Fußgönnheim, Lüdenscheid, Werdohl and Stalowa Wola.

7.	WORKFORCE AND EMPLOYEES

7.1	General Framework

Superior acknowledges that the dedicated workforce of the Company and the Uniwheels Affiliates is the foundation of the current and future success of the Uniwheels Group. Superior expressly views the Transaction as an opportunity for growth for the workforce of Uniwheels Group and other stakeholders and not as an acquisition which is directed towards cost reductions to the detriment of the workforce of Uniwheels Group. Superior intends to continue and further strengthen a constructive dialogue with all of workforce constituencies of the Uniwheels Group and to support the Management Board in maintaining and developing an attractive and competitive framework to retain an excellent and worldwide employee base.

7.2	Headcount

Superior and the Bidder undertake not to cause the Company to take any actions that would lead to a significant reduction of the Uniwheels Group’s existing level of employment.

7.3	Management and Incentives

(a)	The Parties anticipate that the Uniwheels Group’s incumbent Key Management Team will continue leading the business operations of the Uniwheels Group (across all dimensions including scheduling, pricing, client interaction, technology) and pursuing an attractive career in the combined business, unless mutually agreed. The members of the Key Management Team are set out in Annex 7.3(a).

(b)	The Parties further anticipate that between announcement and completion of the Offer an appropriate compensation scheme will be agreed with the Key Management Team of the Group.

8.	BRANDS/MAINTENANCE OF THE UNIWHEELS GROUP BRANDS

Superior and the Bidder acknowledge that the Company owns several strong brands in certain countries with a high degree of brand awareness by the respective markets and customers. The Parties agree that the names and logos / trademarks of the operative brands and company names used by the Group in the aftermarket (accessory) and international motorsport business will not change after the implementation of the Transaction.

As soon as reasonably possible after Closing Superior, the Bidder and the Company will jointly determine the future name of the Company.

9.	CORPORATE GOVERNANCE

9.1	Supervisory Board

(a)	The Supervisory Board shall consist of three (3) members. Superior does not intend to initiate any modification of the size of the Supervisory Board, unless changes in supervisory board membership are required by law. Immediately following the resignation of incumbent members from the Supervisory Board as agreed in the Irrevocable or otherwise, the Management Board will apply to the Ludwigshafen Local Court for at least two persons nominated by the Bidder to be appointed as new members of the Supervisory Board, unless there is an important cause against such appointment recumbent in a nominee.

(b)	For the avoidance of doubt, Superior and the Bidder intend to appoint a new chairman of the Supervisory Board.

9.2	Management Board

(a)	Superior has trust and confidence in the current members of the Management Board and will support the Management Board and the Key Management Team.

(b)	Should the Company’s Management Board come to the conclusion that an action directed, demanded or instructed by Superior or the Bidder would constitute a disadvantageous legal transaction (nachteiliges Rechtsgeschäft) within the meaning of Section 311 of the Stock Corporation Act, it will inform, without undue delay, the Bidder accordingly. Should the Bidder nonetheless request the action, direction or demand to be implemented, the Bidder will compensate the Company for any disadvantages out of or in connection with the implementation of the action, direction or demand in accordance with Section 311Stock Corporation Act.

(c)	Superior and the Bidder intend that the members of the Management Board will be included into the Superior senior management team at the first level.

10.	CORPORATE MEASURES

10.1	Enterprise Agreements and Merger

Nothing in this Agreement shall be taken to prevent any of the Parties to seek to enter into and/or to adopt resolutions in favour of any enterprise agreements pursuant to Section 291 Stock Corporation Act, merger under the German Transformation Act (Umwandlungsgesetz – Transformation Act), change of corporate form under the Transformation Act, squeeze-out under the Stock Corporation Act or the German Takeover Act, merger squeeze-out under the Transformation Act or integration under the Stock Corporation Act in relation to the Company and/or the Bidder. Following any merger of the Company and the Bidder, all stipulations herein on rights and obligations of the Company shall apply to the merged company mutatis mutandis.

10.2	Synergy Effects

In the event of the implementation of any such enterprise agreement, squeeze-out, merger squeeze-out or integration, nothing in this Agreement shall hinder the Bidder, Superior or another member of Superior Group to require or to take steps to implement measures which are directed at fully realising synergy effects from the business combination contemplated under this Agreement or optimising the tax structure or realising tax benefits of the combined group.

11.	APPROVAL BY CORPORATE BODIES

11.1	Approval by Superior and Bidder

The Bidder and Superior hereby confirm that their respective competent corporate bodies have agreed to concluding and executing this Agreement. No further approval or permission is required on Superior’s and Bidder’s part for concluding and executing this Agreement.

11.2	Approval by the Company

The Company hereby confirms that its competent corporate bodies have agreed to concluding and executing this Agreement and that no further approval or permission is required on the Company’s part for concluding and executing this Agreement.

12.	EFFECTIVENESS, TERM AND TERMINATION

12.1	Effective Date

This Agreement shall become effective upon signature by all Parties, provided that all provisions dealing with the future operation and governance of the Business Combination shall become effective only upon the Closing.

12.2	Fixed Term

This Agreement shall have a fixed term, ending 36 months after the date hereof. Any intentions expressed in this Agreement do not extend beyond the term of this Agreement.

12.3	Termination

This Agreement may be terminated with immediate effect

(a)	by the Company or the Bidder (acting in its own name and on behalf of Superior) in the following cases:

(i)	any competent governmental authority or court has prohibited the closing of the Offer or the Transaction and such decision has become final and non-appealable; or

(ii)	the Offer has lapsed as result of non-satisfaction of the Offer Condition unless the Bidder has approached the Company within four (4) Business Days from non-satisfaction of the Offer Condition with a view to consent to a new takeover offer for the Company and the Company has agreed to a consequent offer within four (4) further Business Days;

(b)	by the Company in the following cases:

(i)	the Bidder has not published the Offer Document (which shall comply with this Agreement and with the Public Offerings Act) on or prior to 12 May 2017;

(ii)	the consideration offered in the Offer is lower than the Offer Price;

(iii)	the Offer contains completion conditions that materially differ from those specified in Section 2.3;

(iv)	Superior or the Bidder have breached any material provision of this Agreement;

(c)	by the Bidder (in its own name and on behalf of Superior) in the following cases:

(i)	the Management Board has not issued the Recommendation Statement by the deadline pursuant to Article 80 section 1 of the Public Offerings Act;

(ii)	the Management Board has withdrawn the Recommendation Statement, other than due to the Bidder and/or Superior failing to comply with the Recommendation Requirements; or

(iii)	the Company has breached any material provision of this Agreement.

12.4	Notice of Termination

Notice of any termination must be given in writing and must be made within ten (10) Business Days after the terminating Party has become aware of the event triggering a termination right. In the event of termination, this Agreement shall have no further effect save for those provisions the surviving of which is expressly agreed on in this Agreement (and which shall remain in full force and effect) but without prejudice to the accrued rights of each Party upon termination.

12.5	Termination for Good Cause

The right to terminate this agreement for good cause (aus wichtigem Grund) shall remain unaffected. Good cause shall exist where the terminating party, taking into account all circumstances of the specific case and weighing the interests of all Parties, cannot reasonably be expected (unzumutbar) to continue the contractual relationship through the remainder of the agreed fixed term (Section 314 para. 1 sentence 1 of the German Civil Code (Bürgerliches Gesetzbuch - BGB).

13.	CONFIDENTIALITY

13.1	Except for the communication set forth in Section 1 of this Agreement and the Offer Document, (i) each Party shall keep confidential and shall not disclose to any third party (other than a Subsidiary or in case of the Bidder an Affiliate, the Banks or a professional advisor bound to this Section 13.1 or professional confidentiality obligations with a need-to-know, provided that the disclosing Party shall remain responsible for any breach of confidentiality of such Subsidiary, Affiliate or professional advisor) the contents of, the subject matter of and the negotiations relating to this Agreement or any confidential information regarding any other Party disclosed to it in connection with the discussions preceding, or resulting in, this Agreement or its implementation.

13.2	Section 13.1 does not prevent any Party from disclosures required under any mandatory laws, enforceable orders by courts or public authorities or the rules and regulations of any stock exchange governing the listing of any securities of the relevant Party. In such circumstances, any disclosure shall be no more extensive in scope and nature than the minimum standard required by the relevant laws, orders, rules or regulations. If a person is so required to make any announcement of or to disclose any confidential information, the relevant Party shall promptly notify the other Party or Parties concerned, where practicable and lawful to do so, before the announcement is made or disclosure occurs and shall co-operate with the other Party or Parties regarding the timing and content of such announcement or disclosure or any action which the other Party or Parties may reasonably elect to take to challenge the validity of such requirement.

13.3	Confidential information regarding the other Party in this Section 13 shall not include information that (i) is or has become known in the public domain other than through a fault of the Party obliged to hold the information confidential or of any of such Party’s Affiliates or (ii) was lawfully known to such Party or to any of such Party’s Affiliates prior to the signing date of this Agreement and which is not subject to any other confidential obligation to the other Party or Parties concerned.

13.4	The Company acknowledges that Superior may be required by U.S. security laws to announce the signing of this Agreement and to describe the major terms and conditions of this Agreement (including the consideration payable).

13.5	The Non-Disclosure and Standstill Agreement among Superior and the Company dated 8 November 2016 (the Confidentiality Agreement) shall terminate upon the execution of this Agreement. It shall become binding again on its signatories in case this Agreement is terminated pursuant to Section 12.3 hereof.

13.6	The Company confirms to Superior and the Bidder that no information provided to the Bidder, its employees, managers, consultants, agents or advisors during the due diligence of the Uniwheels Group or otherwise in the auction process for the Company Shares sold by the Shareholder, including during any Q&A sessions, constitutes inside information within the meaning of MAR at the date hereof, at the moment of announcing the Offer, and in the period of time between such dates.

14.	NOTICES

All notices, requests and other communications hereunder shall be made in writing in the English language and delivered by hand, by courier, by telefax or by email (provided that receipt of the telefax or email is promptly confirmed by telefax or email) to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Party in the same manner:

to the Company:

UNIWHEELS AG

Attention: Dr. Thomas Buchholz

Gustav-Kirchhoff-Str. 10

67098 Bad Dürkheim

Germany

Fax: +49 6322 9484-414

Email:   t.buchholz@de.uniwheels.com

with a copy to:

Baker & McKenzie

Partnerschaft von Rechtsanwälten,

Wirtschaftsprüfern und Steuerberatern mbB

Attention: Dr. Christoph Wolf

Bethmannstrasse 50-54

60311 Frankfurt/Main

Germany

Fax: +49 69 2 99 08 108

Email: Christoph.Wolf@bakermckenzie.com

to Superior and/or the Bidder:

Superior Industries International, Inc.

Attention: Don Stebbins, Chief Executive Officer

26600 Telegraph Rd.

Suite 400

Southfield, MI 48033

Fax: + 1 248 352 6989

with a copy to:

Bruce Toth,

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601-9703, USA

Telefax-No. +1 312 558 5700

Dr. Hartmut Krause,

Allen & Overy LLP

Haus am OpernTurm

Bockenheimer Landstraße 2

60306 Frankfurt am Main, Germany

Telefax-No. +49 69 2648 5800

15.	MISCELLANEOUS

15.1	Undertakings

For the avoidance of doubt, any undertakings of the Bidder and/or Superior pursuant to this Agreement shall not be construed as containing any financial commitment to the Company.

15.2	No third-party rights

For the avoidance of doubt, this Agreement shall only grant rights to the Parties and shall not constitute a contract for the benefit of third parties (Vertrag zu Gunsten Dritter) or a contract with protective effect for third parties (Vertrag mit Schutzwirkung für Dritte).

15.3	Entire Agreement

Subject to Section 13.5, this Agreement (including all Exhibits hereto, if any) contains the entire agreement and understandings between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto. There are no written or oral supplements to this Agreement, neither among all nor some of the Parties.

15.4	Amendments

Any amendment, supplementation or suspension of this Agreement, including of this provision, shall be valid only if expressly labelled as such and only if made in writing, except where a stricter form (e.g. notarization) is required under applicable law. Any conduct of the Parties in conflict with the provisions of this Agreement shall not result in a modification of this Agreement and the failure of any Party at any time to require performance of any provisions hereof shall in no manner affect such Party’s right to enforce such provisions at a later time. The same applies for modifications of or amendments to this provision 15.4.

15.5	Assignment

Except as expressly set forth in this Agreement, no Party may assign any of its rights or obligations under this Agreement without the consent of all other Parties.

Bidder shall be entitled to transfer its shareholding in the Company to a wholly - owned Superior Affiliate (Superior Transferee) without the prior written consent of the Company provided that

(a)	Superior informs the Company in writing of the intended transfer prior to the sale;

(b)	the Superior Transferee accedes to this Agreement and assumes all rights and obligations under this Agreement; and

(c)	Superior shall re-acquire the shareholding before the Superior Transferee ceases to be wholly owned by Superior, whereas Superior Transferee shall irrevocably grant Superior the right to acquire such shares on first request in the case of a change in the ownership of Superior Transferee.

15.6	Language

This Agreement is written in the English language. Terms to which a German or Polish translation has been added shall be interpreted throughout this Agreement in the meaning assigned to them by the German or Polish translation.

15.7	Costs and Expenses

All costs and expenses incurred by the Parties in connection with the negotiation and conclusion of this Agreement will be borne by the individual Party concerned.

Out of pocket expenses (e.g. reasonable travel expenses and reasonable fees of outside advisors) incurred by the Company in connection with the delivery of information in accordance with Section 3.3 shall be borne by the Bidder and/or Superior.

15.8	Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG) and without regard to the conflict-of-law principles.

All disputes arising out of or in connection with the Agreement (including non-contractual disputes) shall be submitted to the International Court of Arbitration of the International Chamber of Commerce and shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Frankfurt am Main, Germany. The language of the arbitration shall be English.

15.9	Interpretation and Definitions

(a)	The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

(b)	Words such as “hereof”, “herein” or “hereunder” refer (unless otherwise required by the context) to this Agreement as a whole and not to a specific provision of this Agreement. The term “including” shall mean “including, without limitation”.

(c)	Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

15.10	Severability

Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply: (i) if the Parties have, unintentionally, failed to address a certain matter in this Agreement (Regelungslücke); in this case a suitable and equitable provision shall be deemed to have been agreed upon which comes as close as possible to what the Parties, in the light of the intent and purpose of this Agreement, would have agreed upon if they had considered the matter; or (ii) if any provision of this Agreement is invalid because of the scope of any time period or performance stipulated herein; in this case a legally permissible time period or performance shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance.

UNIWHEELS AG

/s/ Dr. Thomas Buchholz		/s/ Dr. Karsten Obenaus
Name:	Dr. Thomas Buchholz	Name:	Dr. Karsten Obenaus
Function:	CEO	Function:	CFO

/s/ Dr. Wolfgang Hiller
Name:	Dr. Wolfgang Hiller
Function:	COO

Superior Industries International, Inc.

/s/ Donald J. Stebbins
Name:	Donald J. Stebbins
Function:	Chief Executive Officer

Superior Industries International Germany AG

/s/ Dr. Hartmut Krause
Name:	Dr. Hartmut Krause

Based on Power of Attorney dated 21 March 2017